FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Update on Phase III DANUBE trial for Imfinzi and tremelimumab in unresectable, Stage IV bladder cancer

6 March 2020 07:00 GMT

Update on Phase III DANUBE trial for Imfinzi and
tremelimumab in unresectable, Stage IV bladder cancer

The Phase III DANUBE trial for Imfinzi (durvalumab) and Imfinzi plus tremelimumab in unresectable, Stage IV (metastatic) bladder cancer did not meet the primary endpoints of improving overall survival (OS) versus standard-of-care (SoC) chemotherapy for Imfinzi monotherapy in patients whose tumour cells and/or tumour-infiltrating immune cells express high levels (≥25%) of PD-L1, or for Imfinzi plus tremelimumab in patients regardless of their PD-L1 expression.

José Baselga, Executive Vice President, Oncology R&D, said: "AstraZeneca remains committed to addressing unmet needs in bladder cancer and the potential for immunotherapy to improve outcomes for these patients. The results from this trial will inform our comprehensive Phase III development programme in bladder cancer. We look forward to the results of the Phase III NILE trial also in the 1st-line metastatic setting, and we continue to advance clinical trials for patients at earlier stages of the disease."

The safety and tolerability profiles for Imfinzi and the combination with tremelimumab were consistent with previous trials. The data will be presented at a forthcoming medical meeting.

Imfinzi is being developed in patients with unresectable, locally advanced or metastatic bladder cancer in the Phase III NILE trial either in combination with chemotherapy or with chemotherapy and tremelimumab. Imfinzi is also being tested in earlier stages of bladder cancer in the Phase III NIAGARA trial in combination with chemotherapy, and in the Phase III POTOMAC trial in combination with SoC Bacillus Calmette-Guerin immunotherapy.

Imfinzi is approved for patients with locally advanced or metastatic bladder cancer previously treated with platinum-containing chemotherapy in 15 countries, including the US.

Bladder cancer
In 2018, approximately 550,000 people were diagnosed with bladder cancer around the world and 200,000 died from the disease.1 Locally advanced and metastatic bladder cancer remains an area of unmet medical need and typically only one in seven patients are alive five years after diagnosis.2 Urothelial cancer (UC) is the most common form of bladder cancer.3 UC is the 10th most common cancer worldwide and the 13th most common cause of cancer death.1,4 PD-L1 is widely expressed in tumour and immune cells in patients with bladder cancer and helps tumours evade detection from the immune system.5

DANUBE
DANUBE is a randomised, open-label, multi-centre, global, Phase III trial in the 1st-line treatment of both cisplatin eligible and ineligible patients with unresectable, Stage IV (metastatic) UC. The trial compared Imfinzi monotherapy or Imfinzi plus tremelimumab versus cisplatin and gemcitabine or carboplatin and gemcitabine chemotherapy. The trial was conducted in more than 220 centres across 24 countries, including centres in the US, Canada, Europe, South America, Asia, Australia and the Middle East.

Eligible patients included those with transitional cell carcinoma of the urothelium, including renal pelvis, ureters, urinary bladder, and urethra. High PD-L1 was defined as ≥25% of tumour cells (TC) or tumour-infiltrating immune cells (IC) expressing membrane PD-L1 if ICs involved >1% of the tumour area, or TC≥25% or IC=100% if ICs involved ≤1% of the tumour area.

The primary endpoints of the trial were OS in high PD-L1 patients treated with Imfinzi monotherapy, and OS in patients treated with Imfinzi plus tremelimumab regardless of their PD-L1 status. The DANUBE trial addresses a post-approval commitment in agreement with the US Food and Drug Administration from the May 2017 accelerated US approval of Imfinzi in previously treated patients with advanced bladder cancer.

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to PD-L1 and blocks the interaction of PD-L1 with PD-1 and CD80, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi is approved in the curative-intent setting of unresectable, Stage III non-small cell lung cancer (NSCLC) after chemoradiation therapy in 61 countries, including the US, Japan, China and across the EU, based on the Phase III PACIFIC trial. Imfinzi recently received its first global approval for the 1st-line treatment of extensive-stage small cell lung cancer (ES-SCLC) in combination with SoC chemotherapy in Singapore.

As part of a broad development programme, Imfinzi is also being tested as a monotherapy and in combinations including with tremelimumab, an anti-CTLA4 monoclonal antibody and potential new medicine, as a treatment for patients with NSCLC, SCLC, bladder cancer, head and neck cancer, liver cancer, biliary tract cancer, cervical cancer and other solid tumours.

Tremelimumab
Tremelimumab is a human monoclonal antibody and potential new medicine that targets the activity of cytotoxic T-lymphocyte-associated protein 4 (CTLA-4). Tremelimumab blocks the activity of CTLA-4, contributing to T cell activation, priming the immune response to cancer and fostering cancer cell death. Tremelimumab is being tested in a clinical trial programme in combination with Imfinzi in NSCLC, SCLC, bladder cancer, head and neck cancer and liver cancer.

AstraZeneca's approach to Immuno-Oncology (IO)
Immuno-oncology (IO) is a therapeutic approach designed to stimulate the body's immune system to attack tumours. The Company's IO portfolio is anchored by immunotherapies that have been designed to overcome anti-tumour immune suppression. AstraZeneca believes that IO-based therapies offer the potential for life-changing cancer treatments for the clear majority of patients.

The Company is pursuing a comprehensive clinical-trial programme that includes Imfinzi as a monotherapy and in combination with tremelimumab in multiple tumour types, stages of disease, and lines of therapy, and where relevant using the PD-L1 biomarker as a decision-making tool to define the best potential treatment path for a patient. In addition, the ability to combine the IO portfolio with radiation, chemotherapy, small targeted molecules from across AstraZeneca's Oncology pipeline, and from research partners, may provide new treatment options across a broad range of tumours.

AstraZeneca in Oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With six new medicines launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to AstraZeneca's main capabilities, the Company is actively pursuing innovative partnerships and investments that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Angela Fiorin	BioPharmaceuticals	+44 1223 344 690
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677
Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (Cardiovascular, Metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (Renal) Environmental, Social and Governance	+44 203 749 5716
Josie Afolabi	BioPharmaceuticals (Respiratory)	+44 203 749 5631
Tom Waldron	Other medicines	+44 7385 033 717
Craig Marks	Finance Fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access Retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

References
1.   World Health Organization International Agency for Research on Cancer. Cancer Fact Sheets - Bladder. Available at http://gco.iarc.fr/today/data/factsheets/cancers/30-Bladder-fact-sheet.pdf Accessed February 2020.
2.   Von der Maase H, et al. Long-Term Survival Results of a Randomized Trial Comparing Gemcitabine Plus Cisplatin, With Methotrexate, Vinblastine, Doxorubicin, Plus Cisplatin in Patients With Bladder Cancer. J Clin Oncol. 2005;23:4602-4608.
3.   American Society of Clinical Oncology. Bladder Cancer: Introduction. Available at https://www.cancer.net/cancer-types/bladder-cancer/introduction. Accessed February 2020.
4.   World Cancer Research Fund. Bladder cancer statistics. Available at https://www.wcrf.org/dietandcancer/cancer-trends/bladder-cancer-statistics. Accessed February 2020.
5.   Magdalene J, et al. Joseph M, et al. Immune Responses in Bladder Cancer-Role of Immune Cell Populations, Prognostic Factors and Therapeutic Implications. Front Oncol.2019;9:1270.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 06 March 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary